UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

21 October, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 21 October, 2026, Guardian Metal Resources PLC issued a press release titled "Strengthening of Senior Management Team."

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 21 October, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Strengthening of Senior Management Team dated 21 October, 2026.

21 October 2026

Guardian Metal Resources plc

('Guardian Metal' or the 'Company')

Strengthening of Senior Management Team to Support Project Development

Guardian Metal Resources plc (NYSE.A: GMTL, LON: GMET, OTCQB: GMTLF), a strategic exploration and development company focused on tungsten in Nevada, USA, is pleased to announce the appointment of Mr. David Hendriks as Chief Operating Officer (“COO”) and Mr. Ron Espell as Vice-President, Environment & Permitting.

Mr. Hendriks is a senior mining engineer with over 30 years’ experience developing, constructing, and operating mines across the Americas, Africa, and Turkey - including ~15 years in rural Nevada. His executive background includes senior leadership at Kinross, Calibre Mining, and most recently as COO at Centerra Gold, where he oversaw safe operations, production growth, and sustainability initiatives. Notably in Nevada, he managed operations during the ~$375M Round Mountain Phase W expansion and led initial project development for the ~$250M Goldfield Project.

Mr. Espell is a geologist and environmental manager with over 30 years’ experience across the Americas, Australia, Southeast Asia, and Africa. He has held senior roles at Homestake Mining, Barrick Gold, McEwen Mining, and American Vanadium, specializing in corporate environmental management, ISO 14001 systems, mine design, permitting, and regulatory compliance. His technical expertise focuses on permitting, and includes due diligence, mine closure planning, pit lake and geochemical studies, and waste management. Drawing on early experience at the Nevada Division of Environmental Protection, Ron is an expert in NEPA and BLM 3809 regulations.

J.T. Starzecki, Executive Chair, commented:

“We are very pleased to welcome David to Guardian Metal as COO. David brings a wealth of experience across mine development, construction and operations, particularly in Nevada, and his appointment comes at a pivotal time for the Company as we continue to build on the significant progress being made across both Pilot Mountain and Tempiute.

“I would also like to take this opportunity to formally introduce Ron as the Company’s Vice President, Environmental & Permitting, who has been instrumental in our permitting efforts to date. Ron’s substantial environmental and regulatory expertise, particularly within the state of Nevada, will continue to be critical as we advance our projects towards production.”

Forward Looking Statements

This announcement contains forward-looking statements relating to expected or anticipated future events and anticipated results that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties, including general economic, market and business conditions, competition for qualified staff, the regulatory process and actions, technical issues, new legislation, potential delays or changes in plans, uncertainties resulting from operating in a new political jurisdiction, uncertainties regarding the results of exploration, the timing and granting of prospecting rights, the timing and granting of regulatory and other third party consents and approvals, Guardian Metal’s or any third party's ability to execute and implement future plans, and the occurrence of unexpected events.

Forward-looking statements are subject to risks and uncertainties, including those described in the Company’s filings with the U.S. Securities and Exchange Commission. Guardian Metal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

The information in this announcement is subject to change.

For further information visit www.Guardianmetalresources.com or contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7583 8304
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR in the UK Emily Moss/Abigail Gilchrist/Eliza Logan	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk
Edelman Smithfield Financial PR in the US	guardianmetal@edelmansmithfield.com

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral exploration and development company driving the revival of U.S. mined tungsten production and strengthening America's defense metal independence. The Company is advancing two tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly America's largest producing tungsten operation, both located in Nevada, one of the top-rated mining jurisdictions in the United States.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested US$6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the Pilot Mountain PFS. The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defense, energy transition, technology and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defense metal.